Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

DUBLIN, Ireland, November 23, 2009 – Amarin Corporation plc (NASDAQ: AMRN)  announced today that it has sent to its shareholders a Notice of the Annual General Meeting of the Company, which will be held on December 21, 2009 in Dublin, Ireland.

Copies of the Notice, together with the Company’s Annual Report for the year ended December 31, 2008 and the proposed new Articles of Association of the Company referred to in the Notice are available on the Company’s website at www.amarincorp.com. Shareholders may receive a copy of the Annual Report and the proposed new Articles of Association by contacting Investor Relations at (860) 572 4979 (US phone number) or via e-mail at investor.relations@amarincorp.com.

Amarin’s Annual Report for the year ended December 31, 2008 on Form 20-F was filed with the U.S. Securities and Exchange Commission on October 22, 2009.

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101 (ethyl icosapentate). AMR101 is entering Phase 3 clinical trials for the treatment of very high triglycerides and high triglycerides in patients with mixed dyslipidemia under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin’s experienced research and development team, located in Mystic, CT is capitalizing on its lipid science expertise and the therapeutic benefits of prescription grade omega-3 products in order to develop treatments for cardiovascular disease. Amarin also has next-generation lipid candidates under evaluation for preclinical development. For more information please visit www.amarincorp.com.

Contacts:

Contact Information:
Jonathan D. Rowe PhD
Head of Investor Relations
In US: (860) 572 4979x232
investor.relations@amarincorp.com

or

John F. Thero
Chief Financial Officer
In US: (860) 572 4979

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